SECUR 

16014116

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 43682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2015** (MM/DD/YY) AND ENDING **12/31/2015** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AK CAPITAL LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 PARK AVENUE, 9TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANDREW KOWALCZYK **212-333-8634**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HERTZ HERSON LLP
(Name – *if individual, state last, first, middle name*)

477 MADISON AVENUE	**NEW YORK**	**NY**	**10022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANDREW KOWALCZYK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AK CAPITAL LLC, as of DECEMBER 31st, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF EXECUTIVE OFFICER

Title

BRENDA K WHITACRE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01WH6175821
Qualified in New York County
My Commission Expires January 27, 2020



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- **X (o) Exemption Report**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AK CAPITAL, LLC
DECEMBER 31, 2015

HERTZ | HERSON LLP
Certified Public Accountants

477 Madison Avenue
New York, NY 10022
212.686.7160

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
AK Capital, LLC
445 Park Avenue, 9th Floor
New York, NY 10151

We have audited the accompanying statement of financial condition of AK Capital, LLC as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of AK Capital, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of AK Capital, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Hertz Herson LLP

New York, New York
February 29, 2016

AK CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2015

ASSETS

Cash	$ 98,630
Securities owned, at fair value - Note B	55,333,354
Interest receivable from clearing broker - Note D	283,451
Deposit with clearing broker - Note G	112,925
Other assets	116,387
TOTAL ASSETS	$ 55,944,747

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 3,908
Due to clearing broker - Note D	52,250,053
Accrued expenses and other liabilities	449,429
Total Liabilities	52,703,390
Commitments and contingencies - Notes G and H	
Member's equity	3,241,357
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 55,944,747

The accompanying notes are an integral part of the financial statements and should be read in conjunction therewith.

Nature of Operations and Capitalization of the Company

AK Capital, LLC ("AKC" or the "Company"), a wholly-owned subsidiary of KME Holdings, LLC (the "Member" or "Parent"), was organized on November 4, 1998 in the State of New York as a limited liability company whose operating agreement expires December 31, 2028. AKC is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") as a broker-dealer and is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company trades securities with the intention to aggregate pools of securities to trade to customer accounts and third parties.

Note A - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions are recorded on a trade date basis, as if they had settled. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net and included in due to clearing broker on the statement of financial condition.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification 820 ("FASB ASC 820"), Fair Value Measurements and Disclosures.

Financial Instruments

The Company's financial instruments, which consist of securities owned, interest receivable from clearing broker, deposit with clearing broker, other assets, due to clearing broker, accounts payable and accrued expenses and other liabilities, are reported in the statement of financial condition at fair values or at carrying amounts that approximate their fair values based on their short-term nature.

Note A - Summary of Significant Accounting Policies (Continued)

Derivative Instruments

The Company uses derivative instruments to manage its risk associated with the changes in interest rates. The Company accounts for these instruments at fair value using level one inputs as defined in Financial Accounting Standards Codification ("FASB ASC") Topic 820 on Fair Value Measurements. Total derivative instruments amounted to $92,111 as at December 31, 2015 and are included in other assets on the statement of financial condition. These derivative instruments do not qualify for hedge accounting, therefore, unrealized gains and losses are recognized in current earnings.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method at rates based upon the estimated useful lives of the respective assets.

Concentrations of Credit Risk

Uninsured Cash Balances

The Company maintains cash balances at financial institutions, which are insured, in the aggregate, by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000. There were no cash balances in excess of insured amounts as at December 31, 2015.

Credit Risk

In the normal course of business, the Company is exposed to risk of loss from the inability of brokers and dealers and financial institutions to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. However, the Company mitigates risk by dealing primarily with large U.S. financial institutions and through reporting and control procedures.

Subsequent Events

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 29, 2016, the date on which the financial statements were available to be issued.

Note B - Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Inputs are other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - These are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis, which were all classified as Level 2, as of December 31, 2015:

	Level 2
Obligations of U.S. government agencies	$ 48,702,650
Collateralized Mortgage Obligations	6,630,704
Total	$ 55,333,354

Note B - Fair Value Measurements (Continued)

Obligations of U.S. government securities are callable agency-issued debt securities valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. Obligations of U.S. government securities are categorized in level 2 of the fair value hierarchy.

Collateralized mortgage obligations are valued using quoted market prices and trade data adjusted by subsequent changes in related indices for identical or comparable securities. Collateralized mortgage obligations are categorized in level 2 of the fair value hierarchy.

Note C - Property and Equipment

Property and equipment are summarized as follows as at December 31, 2015:

	Cost	Accumulated Depreciation	Net Book Value
Computer and office equipment	$ 26,710	$ 26,710	$ -
Furnishings	135,040	135,040	-
Total	$ 161,750	$ 161,750	$ -

Note D - Due to Clearing Broker

The Company has margin borrowings from its clearing broker which are collateralized by all securities held in its proprietary trading accounts. Interest on such margin borrowings was charged at the clearing broker's internal cost of funds interest rate which was 1.51% as at December 31, 2015. As at December 31, 2015, such borrowings amounted to $51,966,602 and were fully collateralized by securities owned at a fair value of $55,333,354 plus accrued interest due from the clearing broker of $283,451.

Note E - Retirement Plan

The Company sponsors a qualified defined contribution 401(k) profit sharing plan (the "Plan"). Subject to certain limitations, the Company may make matching contributions on the participants' behalf of an amount not to exceed 100% of the first 4% of the participants' elective deferrals. The Plan provides generally for normal retirement at age 65.

Note F - Income Taxes

The Company, as a wholly-owned subsidiary of the Parent, is a single member limited liability company and, as such, under the provisions of the Internal Revenue Code and comparable state and local regulations, is not recognized as a taxable entity and does not pay federal, state or local income taxes on its income. Instead, the Parent reports the Company's transactions of income on the Parent's income tax returns. Accordingly, no federal, state or local income taxes have been provided.

Note G - Off Balance Sheet Risk

Pursuant to a clearing agreement, the Company introduces all of its proprietary securities transactions to its clearing broker on a fully disclosed basis. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and in connection therewith, the Company must maintain a deposit with the clearing broker which amounted to $112,925 at December 31, 2015.

The Company enters into various off-balance sheet transactions involving mortgage-backed securities to be announced ("TBAs"). These financial instruments are used to manage market risks and are therefore subject to varying degrees of market and credit risks. TBAs provide for the delayed delivery of the underlying instrument. The credit risk for TBAs is limited to the unrealized fair valuation gains or losses recorded in the statement of financial condition. As at December 31, 2015, there were no open TBA positions.

Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

The Company seeks control of off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines and in dealing primarily with large U.S. financial institutions and through reporting and control procedures.

Note H - Commitments and Contingencies

Operating Leases

The Company is obligated under operating leases with an affiliate of the Parent for office space in Deerfield Beach, Florida at an annual rental of $24,200 through January 31, 2017 and in Miami Beach, Florida at an annual rental of $39,000 through October 31, 2017. The Company also has an operating lease for its office space in New York City at an annual rental ranging from $63,000 to $66,000 through March 31, 2017.

Note H - Commitments and Contingencies (Continued)

Operating Leases (Continued)

Future annual minimum lease payments under these operating leases are approximately as follows:

Years Ending December 31,	Amount
2016	$ 129,000
2017	51,000
Total	$ 180,000

Note I - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As at December 31, 2015, the Company had net capital, as defined, of $450,007, which was $350,007 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.01 to 1.

HERTZ | HERSON LLP
Certified Public Accountants

477 Madison Avenue
New York, NY 10022
212.686.7160

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
AK Capital, LLC
445 Park Avenue, 9th Floor
New York, NY 10151

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) AK Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which AK Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) AK Capital, LLC stated that AK Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. AK Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AK Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hertz Herson LLP

New York, NY
February 29, 2016

AK CAPITAL, LLC
EXEMPTION REPORT
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS AT DECEMBER 31, 2015

AK Capital LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

AK Capital LLC

I, Andrew Kowalczyk, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: President and CEO

Date: 2/29/16

REPORT ON

AK CAPITAL, LLC

DECEMBER 31, 2015

AGREED-UPON PROCEDURES REPORT ON

AK CAPITAL, LLC

DECEMBER 31, 2015

TABLE OF CONTENTS

AK CAPITAL, LLC
DECEMBER 31, 2015

HERTZ | HERSON LLP
Certified Public Accountants

477 Madison Avenue
New York, NY 10022
212.686.7160

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
AK Capital, LLC
445 Park Avenue, 9th Floor
New York, NY 10022

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by AK Capital, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cancelled check paid to SIPC noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Noted that there were no adjustments reported in Form SIPC-7;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no differences; and
5. Noted that there was no overpayment applied to the current assessment from a previously filed Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hertz Herson LLP

New York, New York
February 29, 2016

AK CAPITAL, LLC
SCHEDULE OF ASSESSMENT AND PAYMENTS
GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)
TO THE SECURITIES INVESTOR PROTECTION COPRORATION (SIPC)
FOR THE YEAR ENDED DECEMBER 31, 2015

Payment Date	Payee	Amount
August 1, 2015	SIPC	$ 5,180
Amount due with Form SIPC-7		198
General Assessment per Form SIPC-7		$ 5,378